SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Laureate Education, Inc.

(Name of Issuer)

Class A Common Stock, $0.004 par value

(Title of Class of Securities)

518613203

(CUSIP Number)

Brian Carroll

c/o Laureate Education, Inc.

650 S. Exeter Street

Baltimore, Maryland 21202

(410) 843-6100

Copy to:

Doug Warner, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	NAME OF REPORTING PERSONS SPG GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,929,612 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,929,612 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,929,612 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 3,837 shares of Class B Common Stock, 2,081,121 shares of Class A Common Stock, 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 2,841,835 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1.	NAME OF REPORTING PERSONS Snow Phipps Group, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,486,334 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,486,334 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,486,334 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 3,507 shares of Class B Common Stock, 1,895,386 shares of Class A Common Stock, 2,577 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 2,584,865 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1.	NAME OF REPORTING PERSONS SPG Co-Investment, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,554 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,554 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,554 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) < 0.1% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)	Represents 7,568 shares of Class A Common Stock, and 13,986 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1.	NAME OF REPORTING PERSONS Snow Phipps Group (B), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 43,100 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 43,100 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,100 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) < 0.1% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 34 shares of Class B Common Stock, 18,209 shares of Class A Common Stock, 25 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 24,832 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1.	NAME OF REPORTING PERSONS Snow Phipps Group (Offshore), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 145,023 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 145,023 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,023 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 133 shares of Class B Common Stock, 61,260 shares of Class A Common Stock, 83 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 83,547 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1.	NAME OF REPORTING PERSONS Snow Phipps Group (RPV), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 233,620 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 233,620 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,620 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 183 of Class B Common Stock, 98,698 shares of Class A Common Stock, 134 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 134,604 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1.	NAME OF REPORTING PERSONS Ian Snow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,929,612 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,929,612 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,929,612 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (See Note 5)
14.	TYPE OF REPORTING PERSON IN

(1)

Represents 3,837 shares of Class B Common Stock, 2,081,121 shares of Class A Common Stock, 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 2,841,835 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1.	NAME OF REPORTING PERSONS Snow Phipps Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,656 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,656 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,656 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) < 0.1% (See Note 5)
14.	TYPE OF REPORTING PERSON OO

(1)

Represents 3,837 shares of Class B Common Stock and 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors. For additional information, see Note 5.

Explanatory Note:

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D is filed solely to correct a clerical error, which incorrectly stated the allocation of Class A Common Stock among certain of the Reporting Persons and the resulting number of shares beneficially owned by such Reporting Persons, and certain conforming changes. The aggregate number of Class A Common Stock shares beneficially owned among the Reporting Persons remains unchanged. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of the Issuer, and amends the initial statement on Schedule 13D filed by the reporting persons on February 16, 2017 (as subsequently amended, the “Statement”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

The information set forth in the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons may be deemed to beneficially own an aggregate of 68,917,693 shares of Class A Common Stock, which represents, in the aggregate, approximately 35.03% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, (the “Exchange Act”) (as disclosed in Amendment No. 6 to Schedule 13D filed by Wengen with the Securities and Exchange Commission on March 24, 2021), including as a result of their indirect ownership of Class B Common Stock through Wengen, their ownership of Class A Common Stock, their ownership of Class B Common Stock, and their ownership of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors.

Following the Distribution, Wengen beneficially owns an aggregate of 68,917,693 shares of Class B Common Stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation. The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors composed of Douglas L. Becker and other representatives of the Wengen Investors. Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors and certain of their affiliates may be deemed to have shared voting power over the 68,917,693 shares of Class B Common Stock held directly by Wengen. The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations. As a result of such provisions, of the 68,917,693 shares of Class B Common Stock held by Wengen, Snow Phipps Group, L.P., SPG Co-Investment, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group (Offshore), L.P., and Snow Phipps Group (RPV), L.P. may be deemed to have voting and investment power over 2,584,865, 13,986, 24,832, 83,547, and 134,604 shares of Class B Common Stock owned directly by Wengen, respectively.

In addition, Snow Phipps Group (Offshore), L.P., Snow Phipps Group (B), L.P., Snow Phipps Group, L.P. and Snow Phipps Group (RPV), L.P. beneficially own 2,819 shares of Class B Common Stock as a result of contractual arrangements with Mr. Snow. Mr. Snow disclaims any beneficial ownership of any securities held by Snow Phipps Group (Offshore), L.P., Snow Phipps Group (B), L.P., Snow Phipps Group, L.P. and Snow Phipps Group (RPV), L.P., except to the extent of his pecuniary interest therein.

The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 below.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate 128,247,745 shares of Class A Common Stock which includes (1) 108,169,831 shares of Class A Common Stock outstanding as of February 12, 2021, as set forth in the Issuer’s Annual Report on Form 10-K for December 31, 2020, (2) 17,229,423 shares of Class A Common Stock issued upon conversion of Class B Common Stock by Wengen as of March 26, 2021, (3) 2,841,835 shares of Class A Common Stock that the Reporting Persons may acquire upon the conversion of the Class B Common Stock held by Wengen, (4) 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and (5) 3,837 shares of Class B Common Stock. The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.

Wengen, the other Wengen Investors and certain of their affiliates separately report their beneficial ownership of Class A Common Stock on separate Schedule 13D filings.

SIGNATURE

SPG GP, LLC

By:	/s/ Ian Snow	April 7, 2021
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group L.P.

By:	/s/ Ian Snow	April 7, 2021
Name:	Ian Snow	Date
Title:	Managing Member

SPG Co-Investment, L.P.

By:	/s/ Ian Snow	April 7, 2021
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group (B), L.P.

By:	/s/ Ian Snow	April 7, 2021
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group (Offshore), L.P.

By:	/s/ Ian Snow	April 7, 2021
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group (RPV), L.P.

By:	/s/ Ian Snow	April 7, 2021
Name:	Ian Snow	Date
Title:	Managing Member

Ian Snow

/s/ Ian Snow		April 7, 2021
Date

Snow Phipps Group, LLC

By:	/s/ Ian Snow	April 7, 2021
Name:	Ian Snow	Date
Title:	Managing Member